

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
FEB 27 2007
WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 26119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Presidio Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro Street, Suite 730
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Samuel N. Boldrick, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None except their own personal accounts.

Signature

CHIEF EXECUTIVE OFFICER

Title



EDITH GALLARDO
MY COMMISSION EXPIRES
March 15, 2008

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Presidio Financial Services, Inc.

We have audited the accompanying statement of financial condition of Presidio Financial Services, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Financial Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 20, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 177,242
Receivable from clearing broker/dealer	33,317
Clearing deposit	50,000
Deposit with FCM	10,000
Prepaid expenses	17,651
Marketable securities	118,198
Property and equipment, net of accumulated depreciation of $33,793	13,033
Deferred tax asset	12,253
TOTAL ASSETS	$ 431,694

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 7,737
Commissions payable	53,508
Accrued expenses	37,903
Payable to related party	7,972
Income taxes payable to Parent	43,008
TOTAL LIABILITIES	150,128
Stockholder's Equity	
Common stock, 50,000 shares authorized with $.50 par value, 12,000 shares issued and outstanding	6,000
Additional paid-in capital	75,050
Retained earnings	200,516
TOTAL STOCKHOLDER'S EQUITY	281,566
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 431,694

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 853,659
Insurance commissions	63,264
Commodities commissions	51,871
Interest	24,128
TOTAL REVENUE	992,922
Expenses	
Compensation and related costs	582,477
Clearing charges	130,089
Communications	85,115
Occupancy and equipment costs	30,722
Errors	2,077
Regulatory fees and expenses	9,324
Administrative and accounting services to related party	36,000
Other expenses	36,462
TOTAL EXPENSES	912,266
Net income before other income and provision for income taxes	80,656
Other Income	
Unrealized gain on marketable securities	5,874
Net income before provision for income taxes	86,530
Provision for income taxes	
Current tax expense	43,008
Deferred tax benefit	(12,663)
Net provision for income taxes	30,345
NET INCOME	$ 56,185

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	12,000	$ 6,000	$ 75,050	$ 144,331	$ 225,381
Net income	-	-	-	56,185	56,185
Balances at December 31, 2006	12,000	$ 6,000	$ 75,050	$ 200,516	$ 281,566

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 56,185
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,254
Unrealized gain on marketable securities	(5,874)
Deferred tax benefit	(12,663)
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	5,915
Increase in prepaid expenses	(3,203)
Increase in accounts payable	5,278
Increase in commissions payable	16,770
Increase in accrued expenses	19,458
Decrease in payable to related party	(21,385)
Increase in income taxes payable to Parent	24,636
Net cash provided by operating activities	90,371
Cash flows from investing activities:	
Proceeds from maturity of marketable securities	100,000
Purchase of marketable securities	(50,059)
Purchase of property and equipment	(7,706)
Net cash provided by investing activities	42,235
Net increase in cash and cash equivalents	132,606
Cash and cash equivalents at beginning of year	44,636
Cash and cash equivalents at end of year	$ 177,242

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes	$ 18,372
Interest	$ -

Non-Cash Investing Activities:

Non- marketable securities valued at $12,600 became marketable during the year.

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Presidio Financial Services, Inc., (the Company) was organized in March 1981 as a Texas corporation. The Company is a wholly owned subsidiary of TTC Holdings of Delaware, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as a guaranteed introducing broker with the Commodities Futures Trading Commission (CFTC). The Company's customers are institutions located throughout the United States and individuals primarily in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five to seven years

Security Transactions

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Commodities Transactions

The Company introduces all customers on a fully disclosed basis to a futures commission merchant (FCM) and promptly transmits all customer funds to the FCM. The FCM carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a FCM.

Commodity transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker Dealer and FCM

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $7,500 per month. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the clearing broker/dealer.

The agreement with the FCM requires the Company to maintain a minimum of $10,000 as a deposit in an account with the FCM.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodity Futures Trading Commission Act of 1974, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $206,140 and $50,000, respectively. The Company's net capital ratio was 0.73 to 1.

Note 4 - Marketable Securities

Marketable securities consist of four government agency bonds and common stock of the Nasdaq Stock Market, Inc. with a fair value of $118,198, cost of $112,324, accumulated unrealized gain of $5,874 and unrealized gain for the year ended December 31, 2006 of $5,874.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 36,485
Furniture and fixtures	7,314
Leasehold improvements	3,027
	46,826
Accumulated depreciation	(33,793)
	$ 13,033

Depreciation expense for the year was $5,254 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. Amounts due to the Parent for income taxes at December 31, 2006 totaled $43,008.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to the Parent filing its tax return using the cash basis method of accounting. The Company's deferred tax asset of $12,253 represents the future tax return benefit of future deductible expenses, which will be deductible when paid.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on a fully disclosed basis on the books of, its clearing FCM. The Company's customers are primarily individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirement established by its clearing FCM. Margin is a good faith deposit from the customer which reduces risk to the Company of failure on behalf of the customer to fulfill any obligations under these contracts. In addition, the Company monitors its exposure to the risk of loss daily on an account-by-account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2006, were adequate to minimize the risk of material loss which could be created by positions held at that time.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company's cash equivalents, receivable from clearing broker/dealer, clearing deposit and marketable securities are held by or due from the Company's clearing broker/dealer. The Company has a total of $334,281, or approximately 77%, of its assets in amounts held by or due from the Company's clearing broker/dealer.

Note 8 - Related Party Transactions

The Company has a management and administrative services agreement with Duncan Smith Investments, Inc., (DSI), a Texas corporation, and a related party. The agreement became effective April 30, 1998 and remained in effect until April 30, 2003. Under the agreement, DSI provided the Company with management, operational and administrative services and is entitled to receive a management fee equal to $2,500 per month during the term of the agreement. In addition, DSI shall receive an incentive fee during the term of the agreement and for five years following the termination of the agreement. The incentive fee is payable when the Company's calendar year adjusted net income, as defined, equals or exceeds $120,000. The fee ranges from 10% of adjusted net income at $120,000 to 17.5% when adjusted net income exceeds $160,000. No incentive fee is due when adjusted net income is less than $120,000 in any calendar year. The incentive fee is calculated on a calendar year basis and, if any, is payable each February 15th. Under this agreement, DSI did not earn any incentive fees for the year ended December 31, 2006.

Commissions paid to Duncan-Smith Co., DSI's Parent, and a related party, during 2006 totaled $9,771 and are reflected in the accompanying statement of income as compensation and related costs.

The Company entered into an agreement effective December 2001 with a related party under which the related party will provide the Company with office space and administrative and accounting services. The agreement is cancelable at any time by either party. The agreement calls for rent payments of $1,865 per month. The agreement also calls for payment of $3,000 per month for administrative and accounting services and payments for insurance in amounts to be determined monthly by the related party. This related party also acts as a common paymaster for employees of the Company and as such receives reimbursement for salaries, payroll taxes and insurance from the Company. The amount incurred under this agreement totaled $616,561 for the year ended December 31, 2006. Amounts payable to the related party for salaries, payroll taxes, office rent, administrative and accounting services, and insurance total $7,972 at December 31, 2006.

Amounts due to the Parent for income taxes at December 31, 2006 totaled $43,008 (Note 6).

Note 9 - 401(k) Plan

The Company adopted the TTC Holdings, Inc. 401(k) Plan (the Plan) effective January 1, 1998. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 18. The Company may contribute an amount of matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions determined by the Company at its discretion. The Company may or may not choose to make matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions for a particular year in an amount it will determine each year.

Employee salary deferral contributions and qualified non-elective contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The Company made matching contributions totaling $14,997 for the year ended December 31, 2006, which is reflected in the accompanying statement of income as compensation and related costs. The Company did not contribute any discretionary profit sharing or qualified non-elective amounts for the year ended December 31, 2006.

Schedule I

PRESIDIO FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 281,566
Deductions and/or charges	
Non-allowable assets:	
Receivable from clearing broker/dealer	14,557
Deposit with FCM	10,000
Prepaid expenses	17,651
Property and equipment, net	13,033
Deferred tax asset	12,253
Total deductions and/or charges	67,494
Net capital before haircuts	214,072
Haircuts on securities:	
Debt securities	2,494
Other securities	5,438
Total haircuts on securities	7,932
Net Capital	$ 206,140
Aggregate indebtedness	
Accounts payable	$ 7,737
Commissions payable	53,508
Accrued expenses	37,903
Payable to related party	7,972
Income taxes payable to Parent	43,008
Total aggregate indebtedness	$ 150,128
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 156,140
Ratio of aggregate indebtedness to net capital	0.73 to 1

Schedule II

PRESIDIO FINANCIAL SERVICES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2006

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$ 211,738
Audit adjustments:	
Increase in income taxes payable to Parent	(5,598)
Net capital as computed on Schedule I	$ 206,140

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Presidio Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Presidio Financial Services, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 20, 2007

END